Exhibit 2.4

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), is entered into as of the 31St day of January, 2010, by and between Superior Energy Services, Inc., a Delaware corporation (“SESI”), whose address is 601 Poydras Street, Suite 2400, New Orleans, Louisiana 70139, its wholly subsidiary, Wild Well Control, Inc., a Texas corporation (“WWCI”), whose address is 2202 Oil Center Court, Houston, Texas 77073, and Dynamic Offshore Resources, LLC, a Delaware limited liability company (“DOR”), whose address is 1301 McKinney Street, Houston, Texas 77010. Each of SESI, WWCI and DOR is hereinafter sometimes referred to individually as a “Party” and collectively as the “Parties”.

WHEREAS, reference is hereby made for all purposes to that certain Asset Purchase Agreement, dated January 29, 2010, effective as of 7:00 a.m., central standard time, on January 1, 2010, executed by and between Shell Offshore Inc., as Seller (“SOI” or “Seller”), and WWCI and to the transactions provided for therein, a copy of which is attached hereto as Exhibit “A” (the “APA”).  All capitalized terms used herein but not defined herein shall be as defined in the APA;

WHEREAS, subject to and conditioned by the terms and provisions of this Agreement, WWCI wishes to sell to DOR and DOR wishes to purchase from WWCI an undivided forty nine percent (49%) of all of the right, title and interest in and to the Assets, as defined below, that were acquired by WWCI from SOI pursuant to the APA, on the same terms and conditions contained in the APA, except as expressly provided for hereafter.

NOW THEREFORE, in consideration of the mutual covenants and obligations contained herein, WWCI and DOR do hereby and by these presents agree to be bound by the terms and conditions set forth below.

1.                                       PURCHASE OF ASSETS; ASSUMPTION OF LIABILITIES.  At the Closing, WWCI shall sell, transfer, convey, assign and deliver to DOR the Assets.  In consideration of the assignment of the Assets by WWCI, at the Closing, DOR shall assume and agree to timely and fully pay and perform the Assumed Liabilities.  The “Assets” means an undivided forty nine percent (49%) of the Oil & Gas Interests acquired by WWCI from SOI pursuant to the APA, including the rights, duties, obligations and liabilities of ownership of such Oil & Gas Interests, subject, however, to the following exception or modification and the exception set forth in Section 3.  In lieu of acquiring an undivided forty nine percent (49%) record title interest in and to the each of the Leases, this Agreement will include and WWCI will convey to DOR an undivided forty nine percent (49%) operating right interest in and to each of the Leases with respect to depths from the surface of the earth down to and including the depth of 100,000 feet (the “Operating Right Depths”).  All references hereafter in this Agreement to the Leases, or to any other Oil & Gas Interests (as defined in the APA), shall be deemed to be limited, where a depth would be applicable, to the Operating Right Depths.  The “Assumed Liabilities” means an undivided forty nine percent (49%) of the liabilities and obligations arising under the APA and the rights, duties, obligations and liabilities of ownership of the Assets from and after the Effective Time, but specifically excluding any liabilities and obligations (i) arising under the Leases and the APA with respect to the plugging, abandonment, removal, restoration and decommissioning obligations (including, without limitation, “Final Decommissioning” as defined in the APA) with respect to those wells, platforms, facilities and pipelines in existence as of the Effective Time and constituting part of the Assets and (ii) to fund the Escrow Account, as defined in the Escrow Agreement provided for in the APA (the “Excluded Liabilities”).

2.                                       EFFECTIVE TIME.  The “Effective Time” of the transactions contemplated by this Agreement shall be as of 7:01 a.m., Central Standard Time, on January 1, 2010.

3.                                       DOR WELL ABANDONMENT OBLIGATIONS.  Notwithstanding anything to the contrary set forth in the APA, in this Agreement or in the instruments executed by the Parties in connection with the consummation of the transaction contemplated by this Agreement, in consideration of the payment of the DOR Well Abandonment Payment in accordance with Section 4 hereof, the Assets shall not include, DOR shall not assume and WWCI shall retain all rights, liabilities and obligations related to the Excluded Liabilities.

4.                                       DOR WELL ABANDONMENT PAYMENT OBLIGATION.  In consideration for WWCI’s retention of the Excluded Liabilities, DOR agrees to pay to WWCI $49,000,000 (the “DOR Well Abandonment Payment”) as follows:  (a) pursuant to the Decommissioning Obligations letter agreement, dated January 31, 2010, to be entered into between WWCI and DOR at the Closing in the form attached hereto as Exhibit “B” (the “Decommissioning Obligations Agreement”), DOR shall pay to WWCI a total of $1,764,000.00 upon the permanent abandonment by WWCI of each well that currently comprises a portion of the Assets; and (b) DOR shall pay to WWCI (i) 16 payments of $1,470,000 on or before the last business day of each calendar month, beginning February, 2010, and (ii) one payment of $980,000 on or before the last business day of June 2011. In no event shall DOR be obligated to pay to WWCI pursuant to this Section 4 an aggregate amount greater than $49 million.

If on January 1, 2013, the amount actually funded by DOR pursuant to this Section 4 is less than $49 million dollars, the remaining balance due as to that amount shall be paid by DOR to WWCI on or before January 31, 2013.

Subject to DOR’s satisfaction of the DOR Well Abandonment Payment as provided for above, DOR shall have no responsibility or liability for any obligations, costs or expenses, attributable to the Final Decommissioning, all of which, as between DOR and WWCI, and their respective successors and assigns, will be retained by WWCI, and DOR shall not be entitled to any proceeds from SOI, or any third party, related to the removal or reefing of the Bullwinkle platform and other facilities and pipelines situated on the Leases, including, without limitation, the Decommissioning Payment.

5.                                       OPERATOR AND OFFSHORE OPERATING AGREEMENT.  Upon Closing, but subject to and conditioned by the terms of the Transitional Operating Services Agreement provided for in the APA, WWCI and DOR shall execute such governmental forms as may be necessary in order for DOR to be recognized by the Minerals Management Service of the Department of the Interior (“MMS”) as the designated operator of each of the Leases as to all depths (i.e., the Operating Right Depths and all depths below same). Additionally, at Closing WWCI and DOR shall execute a Joint Operating Agreement (“JOA”) utilizing the form attached hereto as Exhibit “C”.  All operations to be conducted on or with respect to the Leases by DOR in its capacity as Operator shall be in accordance with the terms and provisions of the JOA.

6.                                       SOI AND GOVERNMENTAL BONDING REQUIREMENTS.  WWCI or SESI shall obtain and deliver, as appropriate, any bonds required under the APA to be delivered to SOI and any bonds, or other securities, that may be required by MMS in connection with the transfer of the Oil & Gas Interests from SOI to WWCI or in connection with the transfer of the Assets from WWCI to DOR.  The premium costs of any bonds obtained and delivered by WWCI or SESI shall be borne 51% by WWCI/SESI and 49% by DOR in accordance with the JOA, provided, however, that in no event shall DOR be liable under any such bond.

7.                                       BULLWINKLE PLATFORM.  If after termination or relinquishment of the Leases the Bullwinkle platform situated on Green Canyon Block 65 continues to serve as a processing platform or host for third party production then, effective as of such termination or relinquishment, the Parties’ share of production handling revenues and platform operating expenses attributable to the Bullwinkle platform shall change to 61% WWCI; 39% DOR.

8.                                       SESI GUARANTEE.  Upon Closing, in consideration of the complete and timely payment of the DOR Well Abandonment Payment as provided herein, SESI irrevocably and unconditionally guarantees to DOR all of WWCI’s obligations with respect to the Excluded Liabilities.  In the event WWCI should default in the full and timely performance of its obligations with respect to any Excluded Liability, SESI agrees to perform, or cause to be performed, such obligations fully and timely in accordance with the terms and provisions of the APA. SESI’s obligations under this guarantee are in the nature of a continuing performance guarantee and shall remain valid and in full force and effect irrespective of any circumstances which might otherwise constitute a legal or equitable discharge of a performance guarantor,

9.                                       INDEMNIFICATION.  In the event a Party is called upon by SOI to indemnify it for any Losses pursuant to the APA, the other Party acknowledges and agrees that it shall be liable for its proportionate amount of any Losses paid by that Party to SOI; provided, that in no event shall DOR be responsible for any Losses incurred by SOI arising out of or related to any Excluded Liabilities and if SOI seeks indemnity from DOR with respect thereto, WWCI and SESI shall fully defend, indemnify and hold harmless DOR for all such Losses.  For the purposes of the above provisions, reference to “Party” shall mean either WWCI and SESI, or shall mean DOR.

10.                                 CLOSING.  The consummation of the transaction contemplated by this Agreement (“Closing”) shall take place on January 31, 2010 (the “Closing Date”) immediately after the Closing provided for in the APA between SOI and WWCI.  The Closing shall take place at the same time and place as the closing under the APA, unless a later date or different place is mutually agreed to by the Parties.  It will be a condition to Closing that:

(a)                                  WWCI and DOR will execute multiple originals of the forms of transfer attached hereto as Exhibit “D” (Assignment of Operating Right Interest), Exhibit “E” (MMS Forms 151 for GC 65, 108 and 109), Exhibit “F” (Assignment of Pipeline Right-of-Way and Bill of Sale), Exhibit “G” (Bill of Sale), together with such designations of operator kiln’s and certificate of financial responsibility forms as may be required by the MMS in order to process and approve one or more of the aforementioned transfers;

(b)                                 WWCI and DOR will execute multiple originals of the Decommissioning Obligations Agreement;

(c)                                  WWCI and DOR will execute multiple originals of the JOA;

(d)                                 to the extent necessary, SOI shall have consented to the assignment to and assumption by DOR of the Assets as provided herein; and

(e)                                  DOR will execute an Instrument of Ratification of that certain Crude Oil Purchase Agreement dated effective as of February 1, 2010, between WWCI, as Seller, and Shell Trading (US) Company (“STUSCO”), as Buyer (“Crude Oil Purchase Agreement”); and STUSCO shall have consented to WWCI’s transfer of 49% of its rights and interests under the Crude Oil Purchase Agreement to DOR.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement is executed by an authorized representative of each of the Parties on the date first above written, with each Party executing in the presence of the undersigned competent witnesses.

WITNESSES:	Superior Energy Services, Inc.

/s/ Lambert M. Laperouse	By:	/s/ Terence E. Hall
Print Name: Lambert M. Laperouse		Terence E. Hall
Chief Executive Officer

Wild Well Control, Inc.

/s/ Scott D. Chenevert	By:	/s/ Patrick J. Campbell
Print Name: Scott D. Chenevert	Name: Patrick J. Campbell
Title: President and CEO

Dynamic Offshore Resources, LLC

	By:	/s/ G.M. McCarroll
G. M. McCarroll
President

Omitted Schedules and Exhibits

Exhibit/Schedule	Contents
Exhibit A	Asset Purchase Agreement (APA), dated January 29, 2010, by and between Shell Offshore Inc., as seller, and Wild Well Control, Inc., as buyer (missing)
Exhibit B

Decommissioning Obligations Letter Agreement, dated January 31, 2010, between Dynamic Offshore Resources, LLC and Wild Well Control, Inc. regarding the payment by Dynamic Offshore Resources, LLC to Wild Well Control, Inc. of up to $49MM in decommissioning costs (including Indemnities in Exhibit A)

Exhibit C	Joint Operating Agreement between Dynamic Offshore Resources, Inc., as operator, and Wild Well Control, Inc., as non-operator, effective January 1, 2010 (including exhibits thereto)
Exhibit D

Assignment of Operating Right Interest from Wild Well Control, Inc. to Dynamic Offshore Resources, LLC (assignment of an undivided 49% of all of the operating right interest in and to the oil and gas leases, defined as Assets under the PSA)(including a description of the interests and a list of key contracts and agreements as Attachment A).

Exhibit E	MMS Forms 151 for GC 65, GC 108 and GC 109
Exhibit F

Assignment of Pipeline Right-of-Way and Bill of Sale from Wild Well Control, Inc. to Dynamic Offshore Resources, LLC (assignment of an undivided 49% of all of the right, title and interest in and to the pipeline and pipeline rights-of-way pursuant to the PSA) (including description of pipeline and right-of-way and list of contracts and agreements as Attachment A)

Exhibit G	Bill of Sale between Wild Well Control, Inc. to Dynamic Offshore Resources, LLC of the assets pursuant to the PSA (including description of leasehold as Attachment A)